FUNDAMENTAL GLOBAL INC.

6408 Bannington Road

Charlotte, NC 28226

August 14, 2025

Division of Corporation Finance

Office of Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Robert Arzonetti
Christian Windsor

Re:	Fundamental Global Inc.
Preliminary Information Statement on Schedule 14C
Filed July 30, 2025
File No. 001-36366

Dear Mr. Arzonetti,

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 12, 2025 with respect to the Preliminary Information Statement on Schedule 14C (the “Information Statement”) submitted to the SEC on July 30, 2025 by Fundamental Global Inc. a Nevada corporation (the “Company,” “we,” “our” or “us”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Information Statement (the “Amended Information Statement”) submitted to the SEC concurrently with the submission of this letter.

Preliminary Information Statement on Schedule 14C

General

1.	We note your disclosure on page 1 and elsewhere that the contingent value rights (“CVRs”) will be distributed to existing shareholders in connection with the transfer of assets to the CVR Trust. Please confirm, and revise your disclosure to clearly state that shareholders will not provide any consideration to receive the CVRs.

RESPONSE: The Company acknowledges the Staff’s Comment and responds by confirming that the shareholders of the Company who receive CVRs will not provide any consideration to receive the CVRs. Please see pages 1, 3 and 14 of the Amended Information Statement.

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2.	Staff Legal Bulletin No. 4 indicates that, when a spun-off entity will not be a reporting company, shareholders and the market must receive “adequate information” about the spun-off entity in order to fit into the safe harbor to avoid registration. Please tell us whether you plan to provide this information and how you plan to communicate it to the CVR holders, if you do not intend to register the transaction.

RESPONSE: The Company acknowledges the Staff’s Comment and responds by confirming the Company’s CVR distribution is not the spin-off of an entity to its shareholders and accordingly the Company will not register the transaction as indicated by Staff Legal Bulletin No. 4. The Company does plan to provide “adequate information” about the assets in the CVR Trust and the distributions to be distributed to the CVR holders. The Company has established a website www.fgftrust.com which when live will include information about the CVR Trust, the management of the CVR Trust, the assets in the CVR Trust, the value of the assets in the CVR Trust and the distributions to the CVR holders. The Company has revised the Amended Information Statement to include disclosures about the information to be provide to CVR holders. Please see page 14 of the Amended Information Statement.

3.	Please revise your disclosure to provide additional information regarding the assets to be transferred to the CVR Trust. Clarify the party or parties that will manage the liquidation and monetization of the assets in the CVR trust and any compensation that those parties will receive for their services, including how those payments may impact the value of the assets in the CVR trust available to shareholders. Also, clarify the strategy and expected timing for monetizing the assets and the source of any anticipated distributions to CVR holders.

RESPONSE: The Company acknowledges the Staff’s Comment and responds that the Company has revised the Amended Information Statement accordingly. Please see page 14 of the Amended Information Statement.

4.	Please expand your disclosure to more clearly describe the legacy assets you will retain following the transfer to the CVR Trust, including the nature and book value of the retained assets.

RESPONSE: The Company acknowledges the Staff’s Comment and responds that the Company has revised the Amended Information Statement accordingly. Please see page 14 of the Amended Information Statement.

5.	Please revise your disclosure to quantify the potential dilutive impact to current shareholders from all recent and pending securities issuances, including pre-funded warrants, on a fully diluted basis.

RESPONSE: The Company acknowledges the Staff’s Comment and responds that the Company has revised the Amended Information Statement to add disclosure to quantify the potential dilutive impact to current shareholders from all recent and pending securities issuances, including pre-funded warrants, on a fully diluted basis. Please see page 13 of the Amended Information Statement.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s counsel James A. Prestiano, Esq. at Loeb & Loeb LLP Tel. No. (212) 407-4831 or Email: jprestiano@loeb.com.

Thank you for your time and attention to this filing.

Sincerely,

Fundamental Global Inc.

/s/ Kyle Cerminara
Name:	Kyle Cerminara
Title:	Chief Executive Officer

cc:	James A. Prestiano, Esq.

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